UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 1st, 2025

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Disclosure of Transactions in Own Shares (March 4, 2025).

Exhibit 99.2	Offshore Wind: TotalEnergies and Partners Inaugurate 640 MW Yunlin Wind Farm in Taiwan (March 4, 2025).

Exhibit 99.3	Disclosure of Transactions in Own Shares (March 11, 2025).

Exhibit 99.4	Germany: TotalEnergies and RWE join forces on green hydrogen to decarbonize the Leuna refinery (March 12, 2025).

Exhibit 99.5	Disclosure of Transactions in Own Shares (March 18, 2025).

Exhibit 99.6	Convening of the Annual Shareholders’ Meeting on May 23, 2025 (March 24, 2025).

Exhibit 99.7	Disclosure of Transactions in Own Shares (March 24, 2025).

Exhibit 99.8	Germany: TotalEnergies Pursues Growth in Electricity by Launching Six New Battery Storage Projects (March 26, 2025).

Exhibit 99.9	Mozambique LNG: TotalEnergies welcomes the launch of official investigations in Mozambique (March 26, 2025).

Exhibit 99.10	TotalEnergies publishes its Sustainability & Climate 2025 Progress Report and further strengthens its emissions reduction targets (March 27, 2025).

Exhibit 99.11	Norway: TotalEnergies and partners launch the 2nd phase of Northern Lights CCS project (March 27, 2025).

Exhibit 99.12	Clarification: The Grandpuits Conversion into a Zero-Crude Platform continues and TotalEnergies will meet all its commitments (March 31, 2025).

Exhibit 99.13	Disclosure of Transactions in Own Shares (March 31, 2025).

Exhibit 99.14	TotalEnergies releases its Universal Registration Document 2024 (Document d’enregistrement universel 2024) and its Form 20-F 2024 as well as the proposed resolutions for the Combined Shareholders’ Meeting of May 23, 2025 (March 31, 2025).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: April 1st, 2025	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer